VIA EDGAR	767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 29, 2018

VIA EDGAR TRANSMISSION

Jan Woo

Legal Branch Chief

Office of Information Technologies and Services

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Ceridian HCM Holding Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted March 14, 2018
CIK No. 0001725057

Dear Ms. Woo:

On behalf of our client, Ceridian HCM Holding Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated in its letter addressed to the Company, dated March 21, 2018. In connection with such responses, we will be submitting, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-1 of the Company (File No. 333-223905) (the “Registration Statement”). We will send to the Staff under separate cover courtesy copies of Amendment No. 1, including copies marked to show the changes effected by Amendment No. 1.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in Amendment No. 1. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in Amendment No. 1.

Prospectus Summary

Debt Refinancing, page 10

1.	You disclose that you expect to redeem all $475 million aggregate principal amount of your outstanding Senior Notes. As it appears that you will use the net proceeds

Ms. Woo Securities and Exchange Commission March 29, 2018

from this offering for this purpose, please revise your Use of Proceeds disclosure, or clarify how you intend to fund the redemption. Refer to comment 11 of our letter dated February 8, 2018.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 17 and 59 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Unaudited Pro Forma Consolidated Financial Data, page 61

2.	Please revise to include a footnote explaining how the pro forma income tax expense adjustment was determined. Refer to Rule 11-02(b)(6) of Regulation S-X. Also, revise to disclose that the other adjustments represent the segment amounts as presented in your financial statements and no other adjustments were necessary.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 48, 66 and 67 to note that adjustment amounts primarily represent the segment amounts as presented in our financial statements with the addition of an expected $3.2 million of foreign tax expense to be incurred by the company. Additionally, we have added disclosure to explain how the $3.2 million foreign tax expense amount was determined, consistent with disclosure on pages 13 and 73.

LifeWorks Disposition, page 65

3.	You disclose that you expect to incur approximately $3.2 million in taxes and use approximately $96 million of net operating losses in connection with the series of intercompany transactions and the distribution. Please revise to describe the intercompany transactions to which you are referring and tell us how these transactions are reflected in your pro forma presentations beginning on page 61. In addition, describe the extent to which you expect to be able to use net operating losses to offset the taxes incurred related to the distribution.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 13, 66, and 73, removing reference to the series of intercompany transactions as there is no net financial statement impact to the company and therefore believe it is not materially relevant to a potential investor. Additionally, we have added clarifying disclosure on pages 13, 48, 66, 67, and 73 regarding the expected $3.2 million of foreign tax expense and the anticipated use of net operating losses to offset the impact of taxable gains in the U.S., further noting that the operating losses are subject to a full valuation allowance and therefore do not require an adjustment in the pro forma disclosures.

Ms. Woo Securities and Exchange Commission March 29, 2018

Business

Overview, page 98

4.	Your revised disclosure in response to prior comment 10 continues to refer to the portion of backlog expected to be taken live in 2018. Please revise to disclose the amount of backlog that is not expected to be filled within the current year. In this regard, we note that your Dayforce contracts typically range between three and five years, so the fact that they are taken live does not necessarily mean that they are filled in the current year. Refer to Item 101(c)(1)(viii) of Regulation S-K.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure, removing it from pages 2, 70 and 111, and provided clarification on page 71 to the Company’s definition of backlog, noting that the amounts disclosed represent the estimated PEPM revenue for contracted customers not yet taken live and reflects revenues over a typical three year contract period.

Our Customers, page 113

5.	Please disclose the objective criteria that you have used in selecting the representative customers that you identify by name, which will assist investors in understanding their significance to you. For example, if the listed customers are intended to reflect the utility of Dayforce across organization sizes and industries, please disclose this fact. Further, with regard to the customer case studies, please advise why you selected the profiled customers and how these customers provide a meaningful representation of your customer base.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has revised the disclosure on pages 127 and 128 in response to the Staff’s comment.

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at (212) 310-8971.

Sincerely yours,

/s/ Alexander D. Lynch
Alexander D. Lynch Weil, Gotshal & Manges LLP

cc:	David D. Ossip
Chief Executive Officer
Ceridian HCM Holding Inc.